SEPTEMBER 13, 2000

SUPPLEMENT TO THE PROSPECTUS OF PDC 2000 DRILLING PROGRAM DATED JUNE 8, 2000.

ON SEPTEMBER 13, 2000, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE TENTH PARTNERSHIP, PDC 2000-B LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 580.14045 UNITS OF GENERAL PARTNERSHIP INTEREST, AGGREGATING $11,472,809 PURCHASED BY 463 INVESTORS AND 6.5 UNITS OF LIMITED PARTNERSHIP INTEREST AGGREGATING $130,000 PURCHASED BY 3 INVESTOR.

THE MANAGING GENERAL PARTNER HAS COMMENCED THE OFFER AND SALE OF UNITS OF GENERAL PARTNERSHIP INTERESTS AND UNITS OF LIMITED PARTNERSHIP INTEREST IN THE ELEVENTH AND TWELFTH PARTNERSHIPS OF THE SERIES OF LIMITED PARTNERSHIPS BEING OFFERED IN PDC 2000 DRILLING PROGRAM. THE PDC 2000-C LIMITED PARTNERSHIP AND PDC 2000-D LIMITED PARTNERSHIP, WILL BE OFFERING TO QUALIFIED INVESTORS THE OPPORTUNITY TO PURCHASE UP TO $15 MILLION AND $25 MILLION, RESPECTIVELY IN UNITS OF GENERAL PARTNERSHIP INTEREST AND UNITS OF LIMITED PARTNERSHIP INTEREST. A MINIMUM OF $1.5 MILLION AND $2.5 MILLION, RESPECTIVELY IN UNITS MUST BE SOLD BY THE OFFERING TERMINATION DATE IN ORDER TO ALLOW THE OFFERINGS OF PDC 2000-C LIMITED PARTNERSHIP AND PDC 2000-D TO CLOSE. THE OFFERING OF UNITS IN THE PDC 2000-C LIMITED PARTNERSHIP WILL CONTINUE TO NOVEMBER 13, 2000. THE OFFERING OF UNITS IN PDC 2000-D LIMITED PARTNERSHIP WILL CONTINUE TO DECEMBER 29, 2000 UNLESS TERMINATED SOONER.

DUE TO INCREASED CHARGES FOR THIRD PARTY DRILLING AND COMPLETION SERVICES ASSOCIATED WITH INCREASED DRILLING ACTIVITY IN WATTENBERG FIELD, COLORADO AND HIGHER OIL AND GAS PRICES, THE INTANGIBLE DRILLING AND COMPLETION CHARGE FOR WELLS OPERATED BY PETROLEUM DEVELOPMENT CORPORATION IN WATTENBERG FIELD WILL BE INCREASED FROM $50 TO $55 PER FOOT FOR THE PDC 2000-C AND PDC 2000-D PARTNERSHIPS.